SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                _____________

                                SCHEDULE 13D
                               (Rule 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. ____________ )

                         Massachusetts Fincorp, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 57564R-10-8
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                               (CUSIP Number)

                                Paul C. Green
                              70 Quincy Avenue
                         Quincy, Massachusetts 02169
                               (617) 769-1100
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 28, 2001
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           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box.   [ ]

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)
___________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 57564R-10-8                                     Page 2 of 5 Pages

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Paul C. Green
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [ ]
                                                             (b)   [ ]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS *
      PF, SC, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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NUMBER OF                    7     SOLE VOTING POWER                 18,869
SHARES                       ----------------------------------------------
BENEFICIALLY                 8     SHARED VOTING POWER                2,296
OWNED BY                     ----------------------------------------------
EACH                         9     SOLE DISPOSITIVE POWER            33,869
REPORTING                    ----------------------------------------------
PERSON WITH                  10    SHARED DISPOSITIVE POWER
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      36,165
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
      6.9%
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14    TYPE OF REPORTING PERSON
      IN
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SCHEDULE 13D

CUSIP NO. 57564R-10-8                                     Page 3 of 5 Pages

Item 1.  Security and Issuer.

      The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Massachusetts Fincorp, Inc. (the "Issuer"). The executive office of the Issuer is located at 70 Quincy Avenue, Quincy, Massachusetts 02169.

Item 2.  Identity and Background.

      (a)   Name: Paul C. Green
      (b) Residence or Business Address: 70 Quincy Avenue, Quincy, Massachusetts 02169
      (c) Present Principal Occupation: Chairman, President and Chief Executive Officer of the Issuer.
      (d) Criminal Proceeding Convictions: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) Securities Laws Proceedings: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws.
      (f)   Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.

      The Reporting Person beneficially owns 36,165 shares of Common Stock of which 12,870 shares were acquired through personal funds. The Reporting Person acquired 5,999 shares of Common Stock upon the vesting of awards of restricted stock made to the Reporting Person pursuant to the Issuer's Stock Based Incentive Plan (the "Incentive Plan"). The remaining shares consist of (i) 2,296 shares allocated to the Reporting Person's account under the Issuer's Employee Stock Ownership Plan (the "ESOP") and (ii) 15,000 shares that may be acquired upon the exercise of options exercisable within 60 days of the date hereof .

Item 4.  Purpose of Transaction.

      The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. Other than as described above or in his capacity as Chairman, President, Chief Executive Officer and Director of the Issuer or reporting obligations, the Reporting Person has no plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
      (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

SCHEDULE 13D

CUSIP NO. 57564R-10-8                                     Page 4 of 5 Pages

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;
      (e) Any material change in the present capitalization or dividend policy of the Issuer;
      (f) Any other material change in the Issuer's business or corporate structure;
      (g) Changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
      (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 36,165 shares, or 6.9% of the Issuer's outstanding shares of Common Stock, assuming the Reporting Person exercises all options to acquire shares of Common Stock that are exercisable or will become exercisable within 60 days.
(b) The Reporting Person has sole voting power with respect to 18,869 shares (3.6% of the outstanding) and sole dispositive power with respect to 33,869 shares (6.5% of the outstanding) including the 15,000 shares he has the right to acquire pursuant to the exercise of options. The Reporting Person shares voting power with respect to the 2,296 shares allocated to his account in the Issuer's Employee Stock Ownership Plan but does not have dispositive power with respect to such shares.
(c) On December 28, 2001 the Reporting Person became vested in 3,599 shares of restricted stock awarded to him under the Issuer's Stock-Based Incentive Plan and in options to acquire 8,400 shares under the Plan. No other transactions in the Issuer's Common Stock were effected by the Reporting Person during the past 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.
(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Item 7.  Material to be Filed as Exhibits.

      None.

SCHEDULE 13D

CUSIP NO. 57564R-10-8                                     Page 5 of 5 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  April 1, 2002
                                       -----------------------------------
                                                     (Date)


                                       -----------------------------------
                                                   (Signature)

                                       Paul C. Green, Chairman, President
                                       and CEO
                                       -----------------------------------
                                                  (Name/Title)